United States securities and exchange commission logo





                          May 14, 2021

       Dr. Georges Karam
       Chief Executive Officer
       Sequans Communications S.A.
       15-55 boulevard Charles de Gaulle
       92700 Colombes, France

                                                        Re: Sequans
Communications S.A.
                                                            Registration
Statement on Form F-3
                                                            Filed May 7, 2021
                                                            File No. 333-255865

       Dear Dr. Karam:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Thomas
Jones at 202-551-3602 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Brett Cooper, Esq.